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                                                                   EXHIBIT 12.01

              ADELPHIA COMMUNICATIONS CORPORATION AND SUBSIDIARIES

         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

                             (Dollars in thousands)

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
                                                                                        Nine Months
                                               Year Ended March 31,                        Ended
                                 ----------------------------------------------------  December 31,
                                   1994      1995       1996       1997       1998         1998
                                 --------  ---------  ---------  ---------  ---------  -------------
Loss before Income Taxes,
 Extraordinary Loss and
 Cumulative Effect of Change in
 Accounting Principle..........  $(94,706) $(111,759) $(122,680) $(119,290) $(168,161)   $(117,595)
Add: Fixed Charges, Excluding
   Capitalized interest........   187,439    200,927    217,170    249,113    280,670      220,832
  Equity in loss of joint
   ventures....................    30,054     44,349     46,257     59,169     79,055       58,471
  Minority interest in losses
   of subsidiaries.............        --         --         --         --         --      (25,772)
  Preferred stock dividends of
   subsidiary..................        --         --         --         --     12,682       21,536
                                 --------  ---------  ---------  ---------  ---------     --------
Net Earnings Available for
 Combined Fixed Charges
 and Preferred Stock Dividends..  122,787    133,517    140,747    188,992    204,246      157,472
                                 --------  ---------  ---------  ---------  ---------     --------
Combined Fixed Charges and
 Preferred Stock Dividends:
  Interest.....................   182,136    195,698    210,691    240,692    271,056      212,545
  Capitalized interest.........     1,345      1,736      1,766      1,727      5,985       11,285
  Amortization of debt issuance
   costs.......................     3,987      3,792      4,917      6,344      7,141        6,432
  Interest portion of rent
   expense.....................     1,316      1,437      1,562      2,077      2,473        1,855
  Preferred stock dividends of
   subsidiary..................        --         --         --         --     12,682       21,536
  Preferred stock dividends....        --         --         --         --     18,850       20,718
                                 --------  ---------  ---------  ---------  ---------     --------
Total Combined Fixed Charges
 and Preferred Stock
 Dividends.....................   188,784    202,663    218,936    250,840    318,187      274,371
                                 --------  ---------  ---------  ---------  ---------     --------
Ratio of Earnings to Combined
 Fixed Charges
 and Preferred Stock
 Dividends.....................        --         --         --         --         --          --
Deficiency in Earnings Required
 to Cover Combined
 Fixed Charges and Preferred
 Stock Dividends...............  $ 65,997  $  69,146  $  78,189  $  61,848  $ 113,941     $116,899
                                 ========  =========  =========  =========  =========     ========
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